 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

LANDMARK APARTMENT TRUST, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$9,100,000	$916.37
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,300,000 Units at a purchase price equal to $7.00 per Unit in cash.

[X ]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $667.64
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: October 15, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MacKenzie Realty Capital, Inc.  (collectively the "Purchasers") to purchase up to 1,300,000 shares of common stock (the "Shares") in Landmark Apartment Trust, Inc. (the "Corporation"), the subject company.  This Amendment increases the purchase price to $7.00 per Share and extends the Expiration Date to December 11, 2015, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 15, 2015 (the "Offer Date") and the related Assignment Form as amended hereby.  Any dividends paid after December 11, 2015, or such other date to which this Offer may be extended (the "Expiration Date"), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Other than increasing the Offer Price and extending the Expiration Date, no other terms of the Offer are changed.

Item 12.                          Exhibits.

(a)(1)	Offer to Purchase dated October 15, 2015*
(a)(2)	Assignment Form*
(a)(3) (a)(4) (a)(5)	Form of Letter to Shareholders dated October 15, 2015* Amended Assignment Form Announcement of Amendment Letter dated November 17, 2015
(a)(6) *	Announcement of Extension Previously filed on October 15, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            November 18, 2015

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary